SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

SOLAR POWER, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-50142 (Commission File No.)	20-1470649 (IRS Employer Identification No.)

136 East South Temple, Suite 2112
Salt Lake City, Utah 84111
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (801) 521-5703

Solar Power, Inc.
136 East South Temple, Suite 2112
Salt Lake City, Utah 84111

Information Statement
Report of Change in Majority of Directors

December 4, 2006

Introduction

This Information Statement is being furnished by Solar Power, Inc., a Nevada corporation (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with the contemplated merger of the Company with Solar Power, Inc., a California corporation and Welund Acquisition Corp., a Nevada corporation (as more fully described below). As a result of this transaction, there will be a change in the Company's board of directors and executive officers.

The change of directors and executive officers is anticipated to occur on or after December 14, 2006, which is approximately ten days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all the holders of record of the Company's common stock. This Information Statement is being mailed on or about December 4, 2006 to all holders of record on such date.

Voting Securities

There are currently 17,666,667 shares of the Company's common stock issued and outstanding. The Company has no other securities outstanding.

Change in Control

On August 23, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Solar Power, Inc., a California corporation (“SPI”) and our wholly-owned subsidiary, Welund Acquisition Corp., a Nevada corporation (“Merger Sub”), pursuant to which it is contemplated that the Merger Sub will be merged with and into SPI with SPI surviving as our wholly owned subsidiary (the “Merger”). Upon the closing of the Merger, each share of common stock of SPI will be cancelled and exchanged for one share of our common stock. Accordingly, it is contemplated that we will issue a total of 14,500,000 shares of our common stock to the existing shareholders of SPI as merger consideration, which will represent approximately 45% of our issued and outstanding shares of common stock on a post Merger basis. In addition, after the Merger Stephen C. Kircher, our Chairman of Board of Director who is also the current Chairman of the Board of Director and Chief Executive Officer of SPI, will beneficially own 8,100,000 shares of our common stock which will be approximately 25% of the issued and outstanding shares of our common stock on a post Merger basis.

Consummation of the Merger is conditioned upon, among other things: (a) final audit of SPI and its subsidiaries, (b) the successful completion of a $10 million financing, (c) the change of the Company’s name to “Solar Power, Inc.,” (d) liquidation or sale of the Company’s current business, (e) reverse split of the Company’s common stock 1 for 3, (f) appointment and resignation of directors and officers, (g) approval of various legal matters, and (h) the absence of regulatory inquiries or investigations. As of December 1, 2006, the Company has completed (i) name change to Solar Power, Inc, (ii) a 1 for 3 reverse stock split, and (iii) a $16,000,000 financing.

One of the remaining conditions precedent to completing the Merger is the appointment of Mr. Kircher and Larry D. Kelley as members of the Board of Directors and the appointment of Mr. Kircher as the Chief Executive Officer, Secretary and President of the Company and Glenn E. Carnahan as the Chief Financial Officer of the Company. Mr. Kircher was appointed as the Chairman of our Board of Director in September 2006. It is also contemplated that in connection with the Merger, the number of directors will be increased to five (5) and Timothy B. Nyman, Ronald A. Cohan and D. Paul Regan will be appointed as directors of the Company to fill the vacancies resulting from the resignation of Terrell W. Smith, Steven P. Strasser and Howard S. Landa.

Another remaining condition precedent to completing the Merger is the completion of the final audit of the financial statements for SPI and its subsidiaries. Under the Merger Agreement, SPI is required to deliver all audited and unaudited financial statements as are necessary for the Company to meet its reporting obligations under the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). As of December 1, 2006, SPI was in the process of completing its final audit. Further information pertaining to the Merger Agreement and related transactions with SPI can be found in our filings with the SEC, including Reports on Current Events filed on Forms 8-K dated August 29, 2006, September 7, 2006, September 25, 2006, October 6, 2006, October 16, 2006, and November 7, 2006; and the Form 10-QSB for the period ended September 30, 2006 filed with the SEC on November 20, 2006.

Our Board of Directors is currently comprised of four members consisting of Mr. Landa, Mr. Kircher, Mr. Smith, and Mr. Strasser. Mr. Kircher was appointed as the Chairman of our Board of Directors in September 2006. It is anticipated that on or after ten (10) days after this Information Statement is mailed to the stockholders, Mr. Landa, Mr. Smith and Mr. Strasser will resign, Mr. Kircher will remain on the Board and Mr. Kelley, Mr. Cohan, Mr. Regan and Mr. Nyman will be appointed as our directors. After the Merger is completed our Board of Directors will consist of five directors: Mr. Kircher, Mr. Kelley, Mr. Nyman, Mr. Cohan and Mr. Regan.

Directors and Executive Officers

The following table sets forth certain information for each officer and director of the Company after the change in officers and directors following the Merger. There are no family relationships between any of the directors, executive officers or key employees.

Person	Age	Position

Stephen C. Kircher	53	Chairman of the Board of Directors, Chief Executive Officer

Larry D. Kelley	61	Director

Timothy B. Nyman	55	Director

Ronald A. Cohan	65	Director

D. Paul Regan	60	Director

Glenn E. Carnahan	43	Chief Financial Officer

Stephen C. Kircher has served as the Chairman of our Board of Directors since September 2006. Mr. Kircher served as the Chief Executive Officer and Chairman of the Board of Directors of SPI since its inception in May 2006. Just prior to forming SPI, Mr. Kircher served as a consultant to International DisplayWorks, Inc. Previously, Mr. Kircher served as the Chairman and Chief Executive Officer of International DisplayWorks, Inc. from July 2001 until December 2004. From 1993, he served as Chairman of Capitol Bay Group, Inc., and as Chairman of Capitol Bay Securities, Inc. (securities and investment banking) and Capitol Bay Management, Inc. (an investment company). Both Capitol Bay Securities, Inc. and Capitol Bay Management, Inc. were wholly-owned subsidiaries of Capitol Bay Group, Inc., which companies ceased operations in 2001. He was also a founding Director of Burlingame Bancorp and served on its Board from 1984 to 1991. Mr. Kircher has a Bachelor of Arts degree from the University of California, San Diego. He is currently serving as a director for JM Dutton & Associates.

Larry D. Kelley has served as a director of SPI since August 2006. Mr. Kelley is President and partner of McClellan Business Park, LLC. Mr. Kelley has been and is the President and Chief Executive Officer of Stanford Ranch I, LLC, a 3,500-acre master planned community in Rocklin, California. Mr. Kelley has been involved in real estate for twenty-nine years. Previously he spent ten years with US Home Corporation, one of the nation’s largest homebuilders. In his capacity as President of Community Development, he was responsible for the acquisition, development and marketing of numerous master-planned communities in ten states. Mr. Kelley has a Bachelors of Science in Industrial Engineering at Texas A&M. In addition, he has a Masters of Business Administration at Harvard Business School.

Timothy B. Nyman is the Senior Vice President of Global Services at GTECH Corporation, the world’s leading operator of online lottery transaction processing systems.  Mr. Nyman joined GTECH Corporation in 1981 and formerly served as its Vice President of Client Services. In 1979, Mr. Nyman went to work with the predecessor company of GTECH Corporation, which was the gaming division of Datatrol, Inc.  In his twenty-three years with GTECH and its predecessors, Mr. Nyman has held various positions in operations and marketing.  He has directed a full range of corporate marketing activities and participated in the planning and installation of new online lottery systems domestically and internationally.  Mr. Nyman received a Bachelor of Science degree in Marketing, Accounting and Finance from Michigan State University.

Ronald A. Cohan has served as consulting counsel to GTECH Corporation since 2002. From 1995, Mr. Cohan has served as a consultant to High Integrity Systems, Inc., a subsidiary of Equifax Inc. Prior to that, Mr. Cohan joined the San Francisco law firm of Pettit & Martin as an Associate in 1968 and was admitted as a Partner in 1972. He opened the Los Angeles office of Pettit & Martin in October of 1972 and was partner in charge until March of 1983. Mr. Cohan left Pettit & Martin in February of 1992 and became principal of his own law firm. Mr. Cohan has specialized in government procurement matters for various institutional clients such as Honeywell, 3M, Mitsui, Centex, Equifax and GTECH. Mr. Cohan received a Bachelor of Arts degree from Occidental College in 1963 and a Juris Doctor in 1966 degree from the School of Law (Boalt Hall), University of California, Berkeley.

D. Paul Regan has been the President and Chairman of Hemming Morse, Inc., and Managing Director of Hemming Morse Inc.'s Litigation Services Group since 1975. In that role, he helps attorneys in all phases of the litigation consulting engagement. He has more than 25 years of experience in forensic accounting. Mr. Regan's experience in litigation consulting covers a broad range of case issues, including construction accounting, construction claims, product liability, antitrust, fraud, intellectual property, securities and contract questions, as well as embezzlement and professional liability. He has participated in the investigation of some of the most complex litigation cases tried in the United States. These cases have involved products and industries as diverse as highway and power plant construction, motion pictures, mortgage banking, airline acquisitions, the steel and automotive industries, intellectual property, insurance contracts, and securities trading. Mr. Regan has testified as an expert witness for small entities as well as for large publicly held companies, and has appeared before various state courts, federal courts, the California Public Utilities Commission, the American Arbitration Association, and The World Court. Mr. Regan is a member of numerous professional organizations. He earned a bachelor of science in accounting from the University of San Francisco, and a master of science degree from Golden Gate University in San Francisco.

Glenn E. Carnahan has served as the Chief Financial Officer of SPI since May 2006. Previously, Mr. Carnahan served as the Chief Financial Officer of Moller International, a research and development firm that produces the Skycar, a personal vertical take-off and landing vehicle. In 2001, Mr. Carnahan founded IBC Onsite Solutions, Inc. (IBC), a software development firm specializing business management for the construction services industry. While at IBC, he held a variety of financial and operational roles. Mr. Carnahan also served as Chief Financial Officer for Signet Testing Labs, Inc., a construction services and engineering company, from 1997 to 2000. His significant contributions enabled the company to double its revenues during his tenure. Mr. Carnahan worked for the Coca Cola Enterprises (CCE) from 1994 to 1997. While at CCE, he conducted numerous financial studies including a complex activity based cost study for Safeway’s Strategic Category Optimization Plan. Finally, Mr. Carnahan held different financial roles for the Robert Mondavi Corporation from 1992 to 1994. Mr. Carnahan earned his Master in Business Administration from the University of Notre Dame and his Bachelor of Arts in Economics from the University of California, Davis.

Current Directors and Executive Officers

The following table sets forth certain information for each current officer and director of the Company prior to the change in officers and directors. There are no family relationships between any of the directors, executive officers or key employees.

Name	Age	Position

Stephen C. Kircher	53	Chairman of Board of Directors

Steven P. Strasser	58	Chief Executive Officer and Director

Terrell W. Smith	58	Vice President, Treasurer and Director

Howard S. Landa	58	Director and Secretary

Steven P. Strasser has served as our Director and Chief Executive Officer since August 2006. Mr. Strasser has been engaged in stock and venture capital investments on his own behalf since 1987. From 1999 through April 2002, Mr. Strasser was a director of Sensar Corporation (now Vital Stream Holdings, Inc). In addition, from 2001 to 2002, Mr. Strasser served as president of Sensar Corporation. Strasser received his bachelor of science degree in economics from the University of Utah in l970 and a masters of business administration from Columbia University in 1972.

Terrell W. Smith has served as our Director, Vice President and Treasurer since August 2006. Mr. Smith has been an attorney in private practice since April 2004. Mr. Smith served as General Counsel for Fairbanks Capital Corp. from February 1989 through April 2004. Fairbanks, now know as Select Portfolio Servicing, Inc., is a nationally recognized server of non-prime residential mortgage loans. Since December 2005, Mr. Smith has served as Vice President, secretary and director of Pamplona, Inc. Mr. Smith received his bachelor of arts in economics from Stanford University in 1971 and a law degree from the University of Utah, College of Law, in 1974. From time to time, Mr. Smith provides legal services to the Company.

Howard S. Landa has served as our Director and Secretary since August 2006. Since December 2005 Mr. Landa has served as a director of RVision, Inc. which manufactures and installs hardened camera and video surveillance systems for the armed forces, federal, state and local governments and large commercial companies. From 1974 until January of 1999, Mr. Landa practiced law as a senior partner in the firm of Kruse, Landa, Maycock & Ricks specializing in corporate, tax and securities law. From 1999 until 2001 served as president and director of Sensar Corporation (now Vital Stream Holdings). Mr. Landa is President and director of Pamplona, Inc. Mr. Landa received a bachelor of arts degree in political science form the University of Utah in 1970, a law degree from Hastings College of Law in 1973, and a masters of law degree in taxation form New York University in 1974.

Legal Proceedings

There are no material legal proceedings to which any of our directors, officers or affiliates, or any owner of record or beneficially of more than 5% of our outstanding common stock, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Committees of the Board of Directors

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, our entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act. In addition, no director on our Board of Directors currently meets the definition of an “audit committee financial expert” within the meaning of Item 401(e) of Regulation SB. We do not currently have a written audit committee charter or a similar document. Due to our small size and limited resources, in the past it has been difficult to recruit outside directors and financial experts, especially due to the fact that we do not have directors and officer’s liability insurance to offer suitable candidates.

Compensation Committee

Our Board of Directors has not established a separate compensation committee nor any other committee that acts as such a committee. Instead, the entire Board of Directors reviews and approves executive compensation policies and practices, reviews, salaries and bonuses for our officers, administers the Company's benefit plans, and considers other matters as may, from time to time, be referred to it.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and overseeing the management of the Company. Board of Directors candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Board of Directors does not have a nominating committee. The Board of Directors believes given the diverse skills and experience required to grow the Company that the input of all members is important for considering the qualifications of individuals to serve as directors. The Board of Directors recommends a slate of directors for election at the annual meeting, when held.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the Board of Directors must be sent to the attention of the Corporate Secretary, 136 East South Temple, Suite 2112, Salt Lake City, Utah 84111.

Board Compensation

Our directors do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors’ meetings.

Compensation of Directors and Executive Officers

Summary Compensation

For the fiscal year ended December 31, 2005, Mr. Robert Freiheit was our sole director and Chief Executive Officer. Mr. Freiheit had been our sole director and Chief Executive Officer since June 9, 2004. None of our former directors and officers has received any compensation for their services rendered, and have not accrued any compensation pursuant to any agreement with us. However, Mr. Freiheit, our former director and Chief Executive Officer has received certain benefits indirectly through servicing fees paid to his affiliates for administering the loan portfolio and for rental of office space.

The Company currently pays rent in the amount of $2,300 per month to an affiliate of Mr. Freiheit for the use of certain office space on a month-to-month basis. Total rental expense for the three months and nine months ended September 30, 2006 was $6,900 and $20,700, respectively. Total rental expense for the three months and nine months ended September 30, 2005 was $5,400 and $12,600, respectively. In connection with the servicing of the auto loans, the Company pays Accredited Adjusters, LLC, an affiliate of Mr. Freiheit, to service and administer the loans for a monthly fee equal to ½% of the outstanding principal balance. The fee for the three months and nine months ended September 30, 2006 for servicing the loans was $442 and $1,897, respectively. The fee for the three months ended September 30, 2005 and for the period from March 30, 2005 through September 30, 2005 for servicing the loans was $1,445 and $3,209, respectively. During the three months and the nine months ended September 30, 2006, the Company incurred consulting fees with Village Auto, an affiliate of Mr. Freiheit, in the amount of $6,800 and $10,000, respectively.

No options or warrants were granted to officers and directors for the year ended December 31, 2005.

Employment Agreements

We do not currently have any employment agreements with our executive officers. However, we anticipate having employment contracts with executive officers and key personnel as necessary, in the future.

Stock Option Plan

As of December 31, 2005, we had no equity compensation plan approved by our stockholders.

Compliance with Section 16(a)
of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the “Commission”) initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. The report of Mr. Freiheit for the year ended December 31, 2205 was not filed. Other than the foregoing, the Company believes that all reports required by section 16(a) for transactions in the year ended December 31, 2005, were timely filed.

Certain Relationships and Related Transactions
On March 30, 2005, we purchased a pool of sub-prime auto loans with a pay-off balance of $126,302 from Village Auto, an affiliate of the Mr. Freiheit, our former President, Director and Chief Executive Officer, for $107,357. The purchase price was 85% of the loan pool’s pay-off balance. The seller of the pool is required to repurchase loans that become 90 days delinquent. The average loan had a principal balance of approximately $4,708 with an average annual percentage interest rate of approximately 21.54%. The remaining terms of the loans range from 6 to 46 months. We have contracted with Accredited Adjusters, LLC, to service and administer the loans for a monthly fee equal to ½% of the outstanding principal balance. Accredited Adjusters is an affiliate of Mr. Freiheit. In connection with the servicing of the auto loans, we have paid Accredited Adjusters, LLC $4,000, and have a liability of $909 for services rendered during 2005. The fee for the six months ended June 30, 2006 for servicing the loans was $1,455. The fee for the period from March 30, 2005 through December 31, 2005 for servicing the loans was $4,909. At June 30, 2006, we owed Accredited Adjusters, LLC $365 for services rendered. Additionally, Accredited Adjusters, LLC owes us $215 for loan proceeds collected, but not remitted to us by June 30, 2006. During the three months and the nine months ended September 30, 2006, we incurred consulting fees with Village Auto, a related party, in the amount of $6,800 and $10,000, respectively. At September 30, 2006, we also has a receivable from Village Auto, in the amount of $515, in connection with the repurchase of a delinquent loan.

From March to September 2005, we paid rent in the amount of $1,800 per month to Liberty Associates Holdings, LLC, our former principal stockholder and an affiliate of Mr. Freiheit, our former director, President and Chief Executive Officer for the use of certain office space. From October to December 2005, we paid an increased amount of $2,300 per month. Total rental expense for the year ended December 31, 2005 and the nine months period ended September 30, 2006 was $19,500, and $12,600 respectively.

On July 28, 2005, we loaned $100,000 to Paxton Energy, Inc. (Paxton), a related party through common ownership and common management. The note bore interest at 12% per annum, was payable on demand, and was secured along with other lenders by all of the assets of Paxton. In November 2005, our former president purchased the loan and accrued interest of $3,288 from us and in turn we assigned the demand note to him.

In 2005 Mr. Landa, our Director and Secretary and Mr. Smith, our Director, Vice President and Treasurer, each received 16,667 shares of our common stock valued at $12,500 for consulting services rendered to us. In addition in 2005, Pamplona, Inc. of which Mr. Landa is President and Director and Mr. Smith, is also Vice-President and Director, received 33,333 shares of our common stock valued at $25,000 for services rendered in 2005.

On August 9, 2006, Mr. Strasser, our President and Director, purchased 156,214 shares of our common stock for $50,000; Tats, LLC, a family-controlled entity of Mr. Smith, our Vice-President, Treasurer and Director, purchased 62,485 shares of our common stock for $20,000; and Mr. Landa, our Director and Secretary, purchased 62,485 shares of our common stock for $20,000.

Mr. Smith has provided legal services to the Company prior to and after his appointment as our Director, Vice President and Treasurer. Legal costs paid to Mr. Smith were $23,700 during the year ended December 31, 2005 and $57,200 during 2006.

On August 23, 2006, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SPI, Welund Acquisition Corp., a Nevada corporation and our wholly-owned subsidiary. In connection with the Merger we reserved an aggregate of 14,500,000 shares of our restricted common stock to be issued to the existing shareholders of SPI. Upon the closing of the Merger, each share of common stock of SPI will be cancelled and exchanged for one share of our common stock. Once the Merger is complete, Mr. Kircher, our Director, who was also the Director and Chief Executive Officer of SPI, will become our Chief Executive Officer and will became the beneficial owner of 8,100,000 shares of our common stock, including 2,000,000 shares issued to trusts held for benefit of his sons; Mr. Moore will also became the beneficial owner of 4,100,000 shares of our common stock. In addition, on October 4, 2006, we entered into a First Amendment to the Agreement and Plan of Merger, pursuant to which the Merger Agreement was extended until November 30, 2006. On December 1, 2006, we entered into a Second Amendment to the Agreement and Plan of Merger to (a) extend the final date from November 30, 2006 to December 23, 2006, (b) provide for the assumption of SPI’s stock option by the Company upon the effective time of the Merger, and (c) update the Disclosure Schedules to the Merger Agreement relating to SPI’s capitalization.

In August and September 2006, we loaned SPI an aggregate amount of $200,000 (“Unsecured Loans”). The notes are due on demand and bear interest at 8% per annum. In connection with the Unsecured Loans, we required that Mr. Kircher enter into a Subordination Agreement dated August 31, 2006 with us, as amended by that certain Addendum to the Subordination Agreement dated September 6, 2006, pursuant to which Mr. Kircher agreed to subordinate any outstanding indebtedness owed to him by SPI to the indebtedness owed to us by SPI as represented by the Unsecured Loans.

On September 5, 2006, Mr. Kircher was appointed as our Chairman. At the time of Mr. Kircher’s appointment he was the Chairman of the Board of Directors and Chief Executive Officer of SPI. In connection with the merger with SPI, we had appointed a Special Merger Committee consisting of Mr. Strasser, Mr. Smith, and Mr. Landa, which has the power to deal with all merger matters with SPI without the participation or vote of Mr. Kircher.

On September 19, 2006, we entered into a Credit Facility Agreement and a Security Agreement (the “Loan Documents”) with SPI, pursuant to which we agreed to grant SPI a revolving credit line of up to Two Million Dollars ($2,000,000) (the “Credit Facility”). Under the terms of Loan Documents, with the exception of certain permitted liens, we were granted a first priority security interest in all of SPI’s assets owned now or in the future. Any advances under the Credit Facility bear an interest rate equal to eight percent (8%) simple interest per annum. Unless otherwise extended under the Loan Documents, the maturity date for any and all advances is March 31, 2007 and the Credit Facility is available until February 28, 2007. On November 3, 2006, we entered into a First Amendment to the Credit Facility pursuant to which the Company agreed to increase the existing revolving credit line from $2,000,000 to $2,500,000. As of November 30, 2006, we have loan SPI an aggregate amount of $2,500,000 under the Credit Facility.

Prior to entering into the Merger Agreement with the Company, SPI entered into an Agreement and Plan of Merger with Dale Renewables Consulting, Inc., a California corporation (“DRCI”), and its related parties, pursuant to which it was contemplated that SPI would merge with and into DRCI and become the surviving corporation integrating DRCI’s photo-voltaic marketing, sales and installation business in Northern California into SPI’s business (the “DRCI Merger”). In connection SPI’s merger with DRCI on November 15, 2006, we made a separate loan to SPI for $1,446,565 to fund the purchase of DRCI. The note is payable on demand and provides for interest at the rate of 8% per annum.

In September and October 2006, the following directors, director nominees, and executive officers, and family members of such individuals participated as investors in our private placement for up to 16,000,000 shares of our common stock at $1.00 per share: Mr. Strasser, our director and president, purchased 225,000 shares of common stock for $225,000; Mr. Smith, our director, Vice President and Treasurer, purchased 100,000 shares for $100,000; Mr. Landa, our director and Secretary, purchased 75,000 shares of common stock for $75,000; Mr. Nyman, our director nominee, purchased 450,000 shares of our common stock for $450,000; a trust controlled by Mr. Kelley, our director nominee, purchased 500,000 shares of common stock for $500,000; Mr. Regan, our director nominee, purchased 100,000 shares of common stock for $100,000; a trust controlled by Mr. Cohan, our director nominee, purchased 100,000 shares of common stock for $100,000; entities controlled by Reid Walker, G. Stacy Smith and Patrick P. Walker purchased an aggregate of 2,500,000 shares of our common stock for $2,500,000; and entities controlled by Steven CY Chang purchased an aggregate of 2,000,000 shares of our common stock for $2,000,000.

Security Ownership of Certain
Beneficial Owners and Management

The Company has only one class of stock outstanding, its common stock. The following table sets forth certain information as of December 1, 2006, with respect to the beneficial ownership of our common stock for (i) each director, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of December 1, 2006, there were 17,666,667 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage Beneficially Owned

Stephen C. Kircher, Chairman of Board of Director 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	0	*

Steven P. Strasser, Director and Chief Executive Officer 136 South East Temple, Suite 2112 Salt Lake City, UT 84111	607,881	3.44%

Terrell W. Smith, Director and Vice-President 136 South East Temple, Suite 2112 Salt Lake City, UT 84111	212,486(2)	1.20%

Howard S. Landa, Director 136 South East Temple, Suite 2112 Salt Lake City, UT 84111	217,486(3)	1.23%

All Officers and Directors as a Group	1,037,853	5.87%

Reid S. Walker, G. Stacy Smith and Patrick P. Walker(4) c/o Walker Smith Capital 300 Crescent Court, Suite 1111 Dallas, TX 75201	2,500,000	14.15%

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage Beneficially Owned

Steven CY Chang(5) c/o CID Group 28th Fl., 97 Tun Hwa S. Rd., Sec. 2 Taipei 106, Taiwan	2,000,000	11.32%

Scott W. Hood(6) C/o Lake Street Fund, LP 1224 East Green Street Suite 200 Pasadena, CA 91106	960,000	5.43%

Pinnacle China Fund, LP 4965 Preston Park Blvd. Suite 240 Plano, TX 75093	1,000,000	5.66%

J. Steven Emerson 1522 Enslay Ave. Los Angeles, CA 90024	1,000,000	5.66%

* Less than 1%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)
Includes 79,153 shares issued in the name of TATS, LLC, to which Mr. Smith is a controlling principal; includes 33,333 shares issued in the name of Pamplona, Inc., to which Mr. Smith is the Vice President and Director

(3)	Includes 33,333 shares issued in the name of Pamplona, Inc., to which Mr. Landa is the President and Director.

(4)
Consists of 710,000 shares issued in the name of WS Opportunity Fund International, Ltd.; 445,000 shares issued in the name of Walker Smith International Fund, Ltd.; 421,000 shares issued in the name of WS Opportunity Fund, L.P.; 369,000 shares issued in the name of WS Opportunity Fund (QP), L.P.; 330,000 shares issued in the name of Walker Smith Capital (QP), L.P.; 173,000 shares issued in the name of HHMI Investments, L.P.; and 52,000 shares issued in the name of Walker Smith Capital, L.P. WS Capital, LLC (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”), which is the general partner of Walker Smith Capital, L.P and Walker Smith Capital (QP) L.P., the investment manager and agent and attorney-in-fact for Walker Smith International Fund, Ltd., and the investment manager for HHMI Investments, L.P. WSV Management, LLC (“WSV”) is the general partner of WS Ventures Management, LP (“WSVM”), which is the general partner of Walker Smith Opportunity Fund, L.P and WS Opportunity Fund (QP) LP and the investment manager and agent and attorney-in-fact for WWS Opportunity Fund International, Ltd. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV.

(5)
Consists of 750,000 shares issued in the name of Asia Pacific Genesis Venture Capital Funds Ltd.; 500,000 shares issued in the name of Sekai Capital Ltd.; 222,260 shares issued in the name of Global Vision Venture Capital Co., Ltd; 135,343 shares issued in the name of Asia Pacific Century Venture Capital Ltd.; 95,732 shares issued in the name of China Power Venture Capital Co., Ltd; 70,893 shares issued in the name of C&D Capital Corp.; 53,165 shares issued in the name of Nien Hsing International (Bermuda) Ltd.; 48,394 shares issued in the name of Asiagroup Worldwide Limited; 39,922 shares issued in the name of STAR Pacific Worldwide Limited; 31,931 shares issued in the name of A&D Capital Corp.; 28,948 shares issued in the name of J&D Capital Corp.; and 23,412 shares issued in the name of CAM-CID Asia Pacific Investment Corp. Mr. Chang is President of the foregoing entities and is deemed to control all of their respective shares holdings.

(6)	Includes 920,000 shares issued in the name of Lake Street Fund, L.P., to which Mr. Hood is the Managing Director of its General Partner, Lake Street Management, LLC

The following table sets forth certain information after the Merger is completed, with respect to the beneficial ownership of our common stock for (i) each director, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. The Company anticipates that there will be approximately an additional 14,500,000 shares of our common stock issued in connection with the Merger. Accordingly, after the Merger is completed there will be 32,166,667 shares of our common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage Beneficially Owned

Stephen C. Kircher, CEO and Director 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	8,100,000(2)	25.18%

Larry Kelley, Director 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	500,000(3)	1.55%

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage Beneficially Owned

Glenn E. Carnahan, Chief Financial Officer 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	50,000	*

D. Paul Regan, Director 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	100,000	*

Timothy B. Nyman, Director 8 Surf Drive Bristol, RI 02809	450,000	1.40%

Ronald A. Cohan, Director 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	100,000(4)	*

All Executive Officers and Directors as a Group	9,300,000	28.91%

Reid S. Walker, G. Stacy Smith and Patrick P. Walker(5) c/o Walker Smith Capital 300 Crescent Court, Suite 1111 Dallas, TX 75201	2,500,000	7.77%

Steven CY Chang(6) c/o CID Group 28th Fl., 97 Tun Hwa S. Rd., Sec. 2 Taipei 106, Taiwan	2,000,000	6.22%

Gerald Moore 4080 Cavitt Stallman Road, Suite 100 Granite Bay, CA 95746	4,100,000	12.75%

* Less than 1%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Includes 2,000,000 shares issued in the names of trusts established for the benefit of Mr. Kircher’s two sons, to each of which Mr. Kircher is the trustee.

(3)	Includes 500,000 shares issued in the name of trust, to which Mr. Kelley is the trustee.

(4)	Includes 100,000 shares issued in the name of trust, to which Mr. Cohan is a trustee.

(5)
Consists of 710,000 shares issued in the name of WS Opportunity Fund International, Ltd.; 445,000 shares issued in the name of Walker Smith International Fund, Ltd.; 421,000 shares issued in the name of WS Opportunity Fund, L.P.; 369,000 shares issued in the name of WS Opportunity Fund (QP), L.P.; 330,000 shares issued in the name of Walker Smith Capital (QP), L.P.; 173,000 shares issued in the name of HHMI Investments, L.P.; and 52,000 shares issued in the name of Walker Smith Capital, L.P. WS Capital, LLC (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”), which is the general partner of Walker Smith Capital, L.P and Walker Smith Capital (QP) L.P., the investment manager and agent and attorney-in-fact for Walker Smith International Fund, Ltd., and the investment manager for HHMI Investments, L.P. WSV Management, LLC (“WSV”) is the general partner of WS Ventures Management, LP (“WSVM”), which is the general partner of Walker Smith Opportunity Fund, L.P and WS Opportunity Fund (QP) LP and the investment manager and agent and attorney-in-fact for WWS Opportunity Fund International, Ltd. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV.

(6)
Consists of 750,000 shares issued in the name of Asia Pacific Genesis Venture Capital Funds Ltd.; 500,000 shares issued in the name of Sekai Capital Ltd.; 222,260 shares issued in the name of Global Vision Venture Capital Co., Ltd; 135,343 shares issued in the name of Asia Pacific Century Venture Capital Ltd.; 95,732 shares issued in the name of China Power Venture Capital Co., Ltd; 70,893 shares issued in the name of C&D Capital Corp.; 53,165 shares issued in the name of Nien Hsing International (Bermuda) Ltd.; 48,394 shares issued in the name of Asiagroup Worldwide Limited; 39,922 shares issued in the name of STAR Pacific Worldwide Limited; 31,931 shares issued in the name of A&D Capital Corp.; 28,948 shares issued in the name of J&D Capital Corp.; and 23,412 shares issued in the name of CAM-CID Asia Pacific Investment Corp. Mr. Chang is President of the foregoing entities and is deemed to control all of their respective shares holdings.

Other Information

We file periodic reports, proxy statements and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

Solar Power, Inc.
By Order of the Board of Directors